WEIL, GOTSHAL & MANGES LLP
1300 EYE STREET, NW
SUITE 900
WASHINGTON, DC 20005
(202) 682-7000
FAX: (202) 857-0939

AUSTIN
BOSTON
BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
MUNICH
NEW YORK
PARIS
PRAGUE
PROVIDENCE
SHANGHAI
SILICON VALLEY
SINGAPORE
WARSAW

SUPPL

06015500

WRITER'S DIRECT LINE

202 682-7296

July 25, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

5:15

SEC MAIL PROCESSING
RECEIVED
JUL 2 5 2006
WASH. D.C. 156 SECTION

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

PROCESSED
JUL 2 6 2006 E
THOMSON
FINANCIAL

dlw 7/26

DC1:\132053\01\2TW501!.DOC\50627.0004

X2-4908

GREENCORE GROUP PLC

CONTACT: PATRICK COVENEY

TELEPHONE: +353 1 605 1003
FAX: +353 1 605 1103

Greencore Group plc response to the Government's Announcement regarding The Sugar Regime Restructuring Fund

The Board of Greencore Group plc notes the Irish Government's deliberation on the proposed allocation of funds from the Restructuring Fund set in place by the European Union as part of Sugar Regime reform. This Fund is financed by European sugar refiners who are remaining in production to finance and compensate refiners, such as Greencore, forced to leave the industry as a result of the Regime reform. On the basis set out in EU Regulation 320/2006, Greencore is entitled to receive 90% of the Restructuring Fund.

The objective of the EU is compensation, not enrichment. Beet growers in Ireland will receive €118.5 million through the single farm payment mechanism, the purpose of which is to compensate them fully for the inability to grow beet because of support price reductions. In addition, growers will receive €44 million through diversification aid.

These payments are exclusive of any money from the Restructuring Fund. The purpose of the Restructuring Fund is to compensate for losses directly suffered as a consequence of the closure of the Irish Sugar production facility in Mallow. We believe that beet growers and contractors are not entitled to any more than 10% of the Restructuring Fund. This is consistent with the recent decree issued by the Italian Government which allocated 4% of the Restructuring Fund to growers and 6% to contractors. A similar allocation has been made in Sweden.

The Board fundamentally disagrees with the basis of the Government's proposal, believes that it is flawed and is contrary to the purpose for which the restructuring aid was established by the EU. The Board will protect the legitimate interests of its shareholders and will act to preserve the company's entitlement. The Board will consider the options open to it and will decide on and pursue a definitive course of action in due course.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2.

12TH JULY 2006

82-4508

The NASDAQ Stock Market®

Interpretative Request Fee - Payment Form

All companies submitting requests for interpretations of The NASDAQ Stock Market listing rules must submit a $2,000 non-refundable fee (regular) or $10,000 non-refundable fee (expedited) with their requests. All fees are payable to The Nasdaq Stock Market, Inc. Please see the attached instructions regarding the submission of a request.

Payment By Check: All checks must be sent under separate cover to the address provided below. Please complete this form and submit it with your payment.

COMPANY NAME ______________________________

ADDRESS ______________________________

ADDRESS ______________________________

REMITTER NAME ______________________________
(IF NOT THE SAME AS THE COMPANY)

CHECK ENCLOSED IN THE AMOUNT OF $ ______________ CHECK NO. ______________

DATE OF LETTER REQUESTING AN INTERPRETATION ______________________________

Please mail this form and your payment by courier/overnight to:

The Nasdaq Stock Market, Inc.
Listing Qualifications
W-0435
c/o Mellon Bank
701 Market Street
Room 3490
Philadelphia, PA 19106

Payment By Wire: The company may remit its fees by wire. Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

By Federal Reserve Wire
The Nasdaq Stock Market, Inc.

Bank Name:	PNC Bank
Bank Address:	Philadelphia, PA
SWIFT Number:	PNCCUS33
ABA Number:	031000053
Beneficiary:	NASDAQ
Account Number:	5300401669
Reference:	Provide company name, symbol, and note that the fees are for an interpretative request.

By American Clearing House
The Nasdaq Stock Market, Inc.

Bank Name:	PNC Bank
Bank Address:	Washington, DC
SWIFT Number:	PNCCUS33
ABA Number:	054000030
Beneficiary:	NASDAQ
Account Number:	5300401669
Reference:	Provide company name, symbol and note that the fees are for an interpretative request.

NASDAQ®

Instructions for Interpretative Requests

Pursuant to Rule 4550, a company is required to submit to NASDAQ® a non-refundable fee in connection with a request for a written interpretation of the listing rules. The fee to be submitted is generally $2,000. A response to such a request generally will be provided within four weeks from the date NASDAQ receives all information necessary to respond to the request.

However, if the company requests a response by a specific date that is less than four weeks, but at least one week, after the date NASDAQ receives all information necessary to respond to the request, then the fee is $10,000. NASDAQ will attempt to respond by a specific date that is less than four weeks, but at least one week, after the date NASDAQ receives all information necessary to respond to the request. Please indicate in your letter requesting the interpretation the date by which a response is desired.

In order to assure prompt review of requests for written interpretations, please follow the instructions below:

1. Submit your request for interpretation to the following address. Please indicate in your request whether payment was made by check or wire and the amount paid.

   The Nasdaq Stock Market, Inc.
   Listing Qualifications
   9600 Blackwell Road
   Rockville, MD 20850
   Fax: 301.978.4028

   The request must identify the NASDAQ-listed company and all parties involved and provide all facts relevant to the determination. If the company seeks a response on an expedited basis, specify the date by which the response is desired. The request should be directed to the attention of the Company's Listing Qualifications Analyst.

2. Submit your payment according to the directions provided on the above form.

NASDAQ does not impose fees for requests related to initial listing on The NASDAQ Stock Market or requests for a financial viability exception pursuant Marketplace Rule 4350(i)(2).

Please contact Listing Qualifications at 301.978.8008 with any questions regarding this process or with general questions regarding NASDAQ's Marketplace Rules.

82-4508

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BOTTIN (INTERNATIONAL) INVESTMENTS B.V. ("BOTTIN B.V.") DATED 7TH JULY, 2006, THAT BOTTIN B.V. HAS CEASED TO HAVE ANY LEGAL OR BENEFICIAL INTEREST IN THE ISSUED SHARE CAPITAL OF GREENCORE AS AT 5TH JULY, 2006. BOTTIN B.V. IS ULTIMATELY OWNED BY MR. DERMOT F. DESMOND.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2.

10TH JULY 2006

Y2-4508

Greencore Group PLC - Holding(s) in Company

RNS Number:8912F
Greencore Group PLC
07 July 2006

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ('GREENCORE') HAS RECEIVED A NOTIFICATION TODAY FROM LEHMAN
BROTHERS INTERNATIONAL (EUROPE) ('LEHMAN BROTHERS') DATED 7TH JULY, 2006, THAT AS AT 5TH JULY, 2006 LEHMAN BROTHERS HAD A NOTIFIABLE INTEREST IN 141,000 (0.07%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

7TH JULY
2006

82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM NCB CORPORATE FINANCE LIMITED ON BEHALF OF NCB STOCKBROKERS LIMITED DATED 6TH JULY, 2006, THAT AURUM NOMINEES LIMITED ("AURUM") AS AT 5TH JULY, 2006 HAS A NOTIFIABLE INTEREST IN 42,474,251 (21.57%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 26,821,490 (13.62%) SHARES ARE BENEFICIALLY HELD ON BEHALF OF BLOOMBURG LIMITED AND 15,652,761 (7.95%) ARE BENEFICIALLY HELD ON BEHALF OF GAINSCO LIMITED. BLOOMBURG LIMITED AND GAINSCO LIMITED ARE COMPANIES UNDER THE CONTROL OF MR. LIAM CARROLL.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

6TH JULY 2006